FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of October 2011

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is a press release by Registrant dated October 31, 2011, announcing changes in its executive management.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated October 31, 2011	By:	/s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

Erez Antebi appointed CEO, Amiram Levinberg continues as Chairman of the Board -

Petah Tikva, Israel, 31 October, 2011 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT) today announced that its Board of Directors has appointed Erez Antebi as Chief Executive Officer of the Company, effective January 1, 2012. Amiram Levinberg, Gilat’s current CEO and Chairman of the Board intends to continue to serve as Chairman of the Board.

Mr. Antebi currently holds the position of Gilat’s Executive Advisor for Ka Band solutions. Previously, Mr. Antebi held the position of Chief Executive Officer of Gilat’s equipment business unit (Gilat Network Systems - GNS) for five years, including two years in which he also headed Spacenet Rural Communications.

“Erez Antebi has been leading our entry to the new market of spot-beam satellites and Ka Band technology and was instrumental in Gilat being awarded the consumer initiatives Astra2Connect in Europe and Optus-NBN Co in Australia. He has proven his excellent operational and executive capabilities time and again. With Erez’s leadership, market focus, unrelenting drive and passion for the Company’s future, I am confident that Gilat will continue to grow profitably in the future,” said Mr. Levinberg.

Commenting on his appointment, Mr. Antebi said, “I am honored to be asked to head Gilat. The changes in the satellite market open exciting new prospects such as Ka Band technology and expansion of satellite communications to international defense applications.  Having been part of the Company for over 17 years, and part of the executive team that defined Gilat’s strategy, it is now my opportunity to lead the company to further growth and greater profitability in order to increase our shareholder value.”

Amiram Levinberg, a co-founder of the Company, returned to Gilat in July 2005 to serve as CEO and Chairman of the Board and has held both executive positions since. During Mr. Levinberg’s tenure, he has led Gilat’s return to growth and profitability, as well as its new strategy to enter the defense markets. As part of this strategy, he established a new division that offers the defense market a large variety of products and services, including Wavestream’s high end SSPA’s solutions, low profile antennas by RaySat Antenna Systems, and other advanced defense products.

Due to recent amendments to the Israeli corporate law, discouraging dual roles, Mr. Levinberg elected to step aside as CEO and intends to continue to be actively involved in the Company as Chairman of the Board.

Mr. Antebi, 52, first joined Gilat in 1991 and since then served in various executive positions, including VP International Sales and Marketing, VP Business Development and COO. He served as CEO of Clariton from 2003 to 2005, and then returned to Gilat to lead the equipment business unit (Gilat Network Systems - GNS) for five years, including two years in which he was also CEO Spacenet Rural Communications. Erez currently serves as Executive Advisor for Ka Band Solutions.

Erez Antebi holds a Bachelor of Science (Summa Cum Laude) and Master of Science degrees in Electrical Engineering from the Technion – Israel Institute of Technology.

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About Gilat
Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 1 million Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat's headquarters is located in Petah Tikva, Israel. The Company has 22 sales and service offices worldwide. Gilat develops and markets an expansive range of broadband satellite solutions including high-performance VSATs under the SkyEdgeTM and SkyEdge II brands, low-profile antennas for satcom-on-the-move, under the RaySat Antenna Systems and the StealthRayTM brands and next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems under the Wavestream brand. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:

Karen Mazor

Gilat Satellite Networks

karenm@gilat.com